Exhibit 99.1

CannTrust Featured in Premiere of Modern Grower Canada

VAUGHAN, ON, May 31, 2019 – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) will be the first Canadian licensed producer of cannabis to be featured in PRØHBTD’s flagship series Modern Grower. In its premiere episode of the Canadian edition the Modern Grower team go behind the scenes at CannTrust’s Niagara Perpetual Harvest Facility learning about the development process from seed to sale. Modern Grower Canada, a docu-series that explores the past, present and future of the Cannabis Industry, is now live on Postmedia’s premium cannabis-focused destination GrowthOp. The episode will also be distributed across PRØHBTD’s digital video network and on prohbtd.com.

“There is a lot of passion and pride that goes into developing our products so we were thrilled to take the team from Modern Grower behind-the-scenes to meet the incredible talent at our Niagara Perpetual Harvest Facility,” said Bernard Yeung, Senior Vice President of Sales and Marketing, CannTrust. “We appreciate the opportunity to share our story with their audience and give them a better understanding of the thoughtfulness and care that goes behind growing our award-winning products.”

Hosted by Sarah Hanlon, cannabis advocate and winner of Big Brother Canada Season 3, the episode takes an in-depth look at all aspects of CannTrust’s cultivation, harvesting, extraction, distribution and medical and adult-use recreational products, including upcoming innovations like Brewbudz cannabis-infused beverages.

The team of cultivators in Niagara are leading the company’s innovation and product development, creating new strains, improving grow methods and production efficiencies. The expertise learned in Niagara will be applied to low-cost outdoor cultivation harvested for oil extraction to support the expansion of new product formats.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 70,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s plans to consummate the offering and intended use of proceeds therefrom. There can be no assurance that the Company will be able to complete the offering on the anticipated terms, or at all. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements regarding the proposed offering and the terms of the offering, the use of proceeds from the offering, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information: or to arrange an interview, please contact: Media Relations: Sybil Eastman, Tel: 1-888-677-1477, media@canntrust.ca; Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca